                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 (NO FEE REQUIRED)

                 FOR THE TRANSITION PERIOD FROM        TO
                                                ------    ------

                         COMMISSION FILE NUMBER 0-12345


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    STILLWATER MINING COMPANY BARGAINING UNIT
                               401(K) PLAN & TRUST


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            STILLWATER MINING COMPANY
                              536 EAST PIKE AVENUE
                               COLUMBUS, MT 59019

                              REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust - Financial Statements and Schedules, December 31, 2001 and 2000 (With Independent Auditor's Report Thereon), including the Statements of Net Assets Available For Benefits as of December 31, 2001 and 2000, the Statement of Changes in Net Assets Available For Benefits for the Year ended December 31, 2001, and Notes to Financial Statements for the Years Ended December 31, 2001 and 2000, together with Supplemental Schedules of Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2001 and Schedule G, Part III - Schedule of Nonexempt Transactions Year ended December 31, 2001.

2. Exhibit filed as part of this annual report: Exhibit 23 - Consent of KPMG LLP, Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN AND TRUST



November 4, 2002                      /s/ James A. Sabala
----------------                      ------------------------------------------
    Date                              James A. Sabala
                                      Vice President and Chief Financial Officer

                           CERTIFICATION OF FORM 11-K

                                       OF

                    STILLWATER MINING COMPANY BARGAINING UNIT
                              401(k) PLAN AND TRUST

                      FOR THE YEAR ENDED DECEMBER 31, 2001


         1. The undersigned are the Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of Stillwater Mining Company. This Certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification accompanies the Form 11-K of the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust for the year ended December 31, 2001.

         2. We certify that such Form 11-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended.

         This Certification is executed as of November 4, 2002.


                                  /s/ Francis R. McAllister
                                  ----------------------------------------------
                                  Francis R. McAllister
                                  Chairman and Chief Executive Officer


                                  /s/ James A. Sabala
                                  ----------------------------------------------
                                  James A. Sabala
                                  Vice President and Chief Financial Officer

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST




                                TABLE OF CONTENTS


Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2001

Notes to Financial Statements


                                                                                                      Schedule
Schedule H, line 4i -- Schedule of Assets (Held at End of Year) December 31, 2001.........................1

Schedule G, Part III -- Schedule of Nonexempt Transactions -- Year ended December 31, 2001................2

KPMG LLP
P.O. Box 7108
401 N. 31st Street
Billings, MT 59103




                          INDEPENDENT AUDITORS' REPORT




To the Administrator of the
   Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i -- schedule of assets (held at end of year) as of December 31, 2001 and Schedule G, Part III -- schedule of nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           /s/ KPMG LLP



Billings, Montana
July 23, 2002

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                                     2001              2000
                                                               ---------------   ---------------
Assets:
     Cash                                                      $            --             3,716
     Investments, at fair value (note 3):
         Common stock                                                  918,354         1,347,104
         Mutual funds                                               14,673,563        12,120,160
         Common/collective trust fund                                  702,984                --
         Participant loans                                           1,310,129         1,328,697
                                                               ---------------   ---------------
              Total investments                                     17,605,030        14,795,961

     Receivables:
         Employer contributions                                        259,754            75,212
         Participant contributions and loan repayments                 366,493           114,581
                                                               ---------------   ---------------
              Total receivables                                        626,247           189,793
                                                               ---------------   ---------------
              Net assets available for benefits                $    18,231,277        14,989,470
                                                               ===============   ===============


See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Additions to net assets attributed to:
     Investment income:
         Interest and dividends                                                      $  367,507
         Interest income on participant loans                                            98,974
                                                                                  -------------
              Total investment income                                                   466,481
                                                                                  =============
     Contributions:
         Employer contributions                                                       2,616,377
         Participant contributions                                                    3,315,935
         Participant rollovers                                                          655,061
                                                                                  -------------
              Total additions                                                         7,053,854
Deductions from net assets attributed to:
     Net depreciation in fair value of investments                                    2,439,769
     Distributions and withdrawals                                                    1,316,971
     Administrative expenses                                                             55,307
                                                                                  -------------
              Total deductions                                                        3,812,047
Net increase                                                                          3,241,807
Net assets available for benefits:
     Beginning of year                                                               14,989,470
                                                                                  -------------
     End of year                                                                  $  18,231,277
                                                                                  =============


See accompanying notes to financial statements.

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)      DESCRIPTION OF THE PLAN

         On October 1, 1996, Stillwater Mining Company (the "Company") established the Stillwater Mining Company Bargaining Unit 401(k) Plan and trust (the "Plan") for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan covering all union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible to participate in the Plan at the beginning of the month following the employee's date of hire.

         (b)      PLAN AND TRUST ADMINISTRATION

                  The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Smith Barney Corporate Trust Company (the "Trustee").

         (c)      CONTRIBUTIONS

                  Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation as defined by the Plan agreement. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

                  The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2001.

                  Participant rollovers include transfers of $80,573 from the Stillwater Mining Company 401(k) Plan and Trust for the year ended December 31, 2001.

         (d)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.



                                       1                            (continued)

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         (e)      VESTING

                  Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent vested after three years of service.

         (f)      PARTICIPANT LOANS

                  Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant's vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2001 ranged from 6.75% to 10.00%.

         (g)      PAYMENT OF BENEFITS

                  Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.

                  Distributions and withdrawals include $436,792 of transfers to the Stillwater Mining Company 401(k) Plan and Trust for the year ended December 31, 2001.

         (h)      FORFEITURES

                  Forfeitures of terminated participants' non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $123,413 and $88,817, respectively. During 2001 and 2000, $72,608 and $56,594, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

                  The amount of forfeitures used to pay administrative expenses in 2001 totalled $41,457.

(2)      SUMMARY OF ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The Plan's financial statements are prepared using the accrual method of accounting.

         (b)      APPRECIATION (DEPRECIATION) OF INVESTMENTS

                  The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.



                                       2                             (continued)

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



         (c)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (d)      RISKS AND UNCERTAINTIES

                  The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

         (e)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

                  Participant loans are valued at principal amount, which approximates fair value. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics. Interest income is recorded on the accrual basis.

         (f)      CASH

                  As of December 31, 2000, the Plan had cash which was restricted for the purchase of common stock.

         (g)      EXPENSES OF THE PLAN

                  The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid by the Company.

         (h)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.




                                       3                             (continued)

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(3)      INVESTMENTS

         The following table presents the fair values of investments that represent 5 percent or more of the Plan's net assets as determined by quoted market prices as of December 31:



                                                                     2001                                   2000
                                                      -----------------------------------   -----------------------------------
                                                         NUMBER OF                             NUMBER OF
                                                       SHARES, UNITS                         SHARES, UNITS
                                                          OR LOANS         FAIR  VALUE          OR LOANS          FAIR VALUE
                                                      ----------------   ----------------   ----------------   ----------------
Stillwater Mining Company Stock --
     Common Stock                                               49,718   $        918,354             34,305   $      1,347,104
Mutual Funds:
    Smith Barney Government Portfolio                        2,715,598          2,715,598          2,419,291          2,419,291
    Dreyfus Premier Core Value Fund                             65,415          1,872,823             42,305          1,308,508
    Janus Twenty Fund                                           48,543          1,867,250             15,251            835,757
    Scudder International Fund                                  31,464          1,153,471             22,604          1,137,208
    Royce Premier Fund Participant loans                       106,111          1,118,409             93,192            916,080
Participant loans                                                  240          1,310,129                121          1,328,697
                                                                         ----------------                      ----------------
                                                                               10,956,034                             9,292,645
Other investments less than 5% of the
    Plan's net assets                                                           6,648,996                             5,503,316
                                                                         ----------------                      ----------------

                                                                         $     17,605,030                      $     14,795,961
                                                                         ================                      ================

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,439,769 as follows:

      Common Stock                               $     763,581
      Mutual Funds                                   1,676,188
                                                 -------------
                                                 $   2,439,769
                                                 =============

(4)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(5)      RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by subsidiaries of Citigroup Inc. Smith Barney Corporate Trust Company, the trustee as defined by the Plan, is also a subsidiary of Citigroup Inc. and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan to CitiStreet Associates, LLC, the recordkeeper, amounted to $55,307 for the year ended December 31, 2001.

(6)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated June 4, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
         (IRC). The Plan has been amended since receiving the determination letter. However, the Plan



                                       4                             (continued)

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)      NONEXEMPT TRANSACTIONS

         There was an unintentional delay by the Company in submitting contributions in the aggregate amount of $32,519 to the Trustee during 2001 due to employee bonus compensation that was erroneously omitted from 401(k) eligible wages. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $4,975 in 2002.

         There were unintentional delays by the Company in submitting certain 2001 contributions in the aggregate amount of $15,546 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,239 in 2002.

         There were two unintentional delays by the Company in submitting contributions in the aggregate amount of $58,517 to the Trustee during 2000. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,784 in 2001.

         There were unintentional delays by the Company in submitting certain 2000 contributions in the aggregate amount of $5,720 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,314 in 2001.

         There was an unintentional delay by the Company in submitting certain contributions in the aggregate amount of $137,886 to the Trustee during 1999. The Company reimbursed the Plan for lost investment income in the amount of $4,214 in 2001.

(8)      SUBSEQUENT EVENTS

         In November 2001, the Company resolved to provide that employer contributions may be made in common stock of the Company, effective January 1, 2002. No stock contributions were made in 2001.

         Effective January 1, 2002, the Plan was amended to change allowable participant pre-tax "elective deferral contributions" to the plan from "not less than 1% nor more than 10%" of eligible compensation as defined by the Plan agreement to "not less than 1% nor more than 20%." Company contributions were also changed from 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period, to 100% of each participant's elective deferral contribution, up to 6% of the participant's compensation for the contribution period.




                                       5                             (continued)

                                                                      SCHEDULE 1

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

 (a)         (b) IDENTITY OF ISSUE,       (c) DESCRIPTION OF INVESTMENT INCLUDING
                 BORROWER, LESSOR         MATURITY DATE, RATE OF INTEREST, COLLATERAL,    (d) NUMBER OF  (e) CURRENT
                 OR SIMILAR PARTS'                  PAR OR MATURITY VALUE                     UNITS           VALUE
------       ---------------------        --------------------------------------------    -------------  ------------
   *      Smith Barney Asset Management
             (Trustee affiliate)              Smith Barney Government Portfolio             2,715,598    $  2,715,598
          Dreyfus Corp.                       Dreyfus Premier Core Value Fund                  65,415       1,872,823
          Janus Capital Corp.                 Janus Twenty Fund                                48,543       1,867,250
   *      Participant Loans                   Interest rates ranging from 6.75%                   240       1,310,129
                                                 to 10%
          Scudder                             Scudder International Fund                       31,464       1,153,471
          Quest Advisory Corp.                Royce Premier Fund                              106,111       1,118,409
   *      Stillwater Mining Company (Plan     Stillwater Mining Company Stock -                49,718         918,354
             Sponsor)                            Common Stock
          Baron Management                    Baron Asset Fund                                 18,308         813,977
          Janus Capital Corp.                 Janus Fund                                       29,777         732,548
          Dreyfus Corp.                       Dreyfus Appreciation Fund                        19,139         727,678
          Union Bond & Trust Co.              MCM Stable Asset Fund                            57,086         702,984
          Strong Capital Management           Strong Government Securities Fund                64,927         700,564
          Janus Capital Corp.                 Janus Enterprise Fund                            17,774         567,607
          Dreyfus Corp.                       Dreyfus Emerging Markets                         42,615         483,256
          Dreyfus Corp.                       Dreyfus Founders Discovery Fund                  16,513         469,799
   *      Smith Barney Asset Management
             (Trustee affiliate)              Smith Barney S&P 500 Index Fund                  39,058         454,634
          Warburg Pincus                      Warburg Pincus Fixed Income Fund                 29,562         289,476
          American Century/Benham             American Century Income & Growth                 10,268         280,834
                                                 Fund - Investor
          Lexington Management Corp.          Lexington GNMA Income Fund                       22,891         197,780
          Wasatch Advisors, Inc.              Wasatch Mid-Cap Fund                              3,603          87,197
          INVESCO Funds Group Inc.            INVESCO Select Income Fund                       14,583          78,455
          INVESCO Funds Group Inc.            INVESCO High Yield Fund                          17,043          62,207
                                                                                                         ------------
                                                                                                         $ 17,605,030
                                                                                                         ============

* Party-in-interest to the Plan.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                            STILLWATER MINING COMPANY
                                 BARGAINING UNIT
                              401(K) PLAN AND TRUST

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2001


                                                    (c) Description of
                                                  transactions including
                            (b) Relationship to     maturity date, rate
  (a) Identity of party      plan, employer or         of interest,
         involved                  other             collateral par or       (d) Purchase   (e) Selling      (f) Lease
                             party-in-interest        maturity value            price          price           rental
--------------------------- --------------------- ------------------------ ------------- --------------- ---------------
Stillwater Mining Company   Plan Sponsor          Certain 2001 employee         --             --              --
                                                  deferrals not
                                                  deposited to the Plan
                                                  in a timely manner. (1)

Stillwater Mining Company   Plan Sponsor          Certain 2001 employee         --             --              --
                                                  deferrals not
                                                  deposited to the Plan
                                                  in a timely manner. (2)

Stillwater Mining Company   Plan Sponsor          Certain 2000 employee         --             --              --
                                                  deferrals not
                                                  deposited to the Plan
                                                  in a timely manner. (3)

Stillwater Mining Company   Plan Sponsor          Certain 2000 employee         --             --              --
                                                  deferrals and employer
                                                  contributions not deposited
                                                  to the Plan in a
                                                  timely manner. (4)

Stillwater Mining Company   Plan Sponsor          Certain 1999 employee         --             --              --
                                                  deferrals not
                                                  deposited to the Plan
                                                  in a timely manner. (5)




                             (g) Expenses                                    (j) Net gain
  (a) Identity of party       incurred in                                          or
         involved           connection with   (h) Cost of      (i) Current     loss on each
                              transaction        asset        value of asset   transaction
--------------------------- --------------- ----------------- --------------- --------------
Stillwater Mining Company         --        $      4,975            --             --




Stillwater Mining Company         --               1,239            --             --




Stillwater Mining Company         --               1,784            --             --




Stillwater Mining Company         --               1,314            --             --





Stillwater Mining Company         --               4,214            --             --

(1) There was an unintentional delay by the Company in submitting contributions in the aggregate amount of $32,519 to the Trustee during 2001 due to employee bonus compensation that was erroneously omitted from 401(k) eligible wages. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $4,975 in 2002.

(2) There were unintentional delays by the Company in submitting certain 2001 contributions in the aggregate amount of $15,546 so the Trustee due to a computer program error. The Company remitted the contribution and reimbursed the Plan for lost investment income in the amount of $1,239 in 2002.

(3) There were two unintentional delays by the Company in submitting contributions in the aggregate amount of $58,5l7 to the Trustee during 2000. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,784 in 2001.

(4) There were unintentional delays by the Company in submitting certain 2000 contributions in the amount of $5,720 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,314 in 2001.

(5) There was an unintentional delay by the Company in submitting certain contributions in the aggregate amount of $137,886 to the Trustee during 1999. The Company reimbursed the Plan for lost investment income in the amount of $4,214 in 200l.

See accompanying independent auditors' report.

                            STILLWATER MINING COMPANY

                                  EXHIBIT INDEX



         Exhibit                                     Document
         -------                                     --------
             23                     Consent of KPMG LLP, Independent Auditors.